UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

February 2, 2011

THERMO FISHER SCIENTIFIC INC.

(Exact name of Registrant as specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	1-8002 (Commission File Number)	04-2209186 (I.R.S. Employer Identification Number)

81 Wyman Street Waltham, Massachusetts (Address of principal executive offices)	02451 (Zip Code)

(781) 622-1000
(Registrant's telephone
number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended October 2, 2010, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; the effect of laws and regulations governing government contracts; and the effect of competing with certain of our customers and suppliers. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02   Results of Operations and Financial Condition

On February 2, 2011, the Registrant announced its financial results for the fiscal quarter ended December 31, 2010. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished," and not "filed":

99.1   Press Release dated February 2, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 2nd day of February, 2011.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Peter E. Hornstra
    Peter E. Hornstra
    Vice President and Chief Accounting Officer

News

FOR IMMEDIATE RELEASE
Media Contact Information: Investor Contact Information:
Ron O'Brien   Ken Apicerno
Phone: 781-622-1242   Phone: 781-622-1294
E-mail: ron.obrien@thermofisher.com   E-mail: ken.apicerno@thermofisher.com
Website: www.thermofisher.com

Thermo Fisher Scientific Reports Fourth Quarter and Full Year 2010 Results

Achieves Record EPS Performance

Initiates Guidance for Full Year 2011

WALTHAM, Mass. (February 2, 2011) – Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, today reported its financial results for the fourth quarter and full year ended December 31, 2010.

Full Year 2010 Highlights

- Adjusted earnings per share (EPS) for full year 2010 grew 17% to a record $3.57.

- Revenues grew 7% to $10.79 billion for the full year.

- Adjusted operating income increased 12% year over year.

- Adjusted operating margin increased 80 basis points to 17.8% for the full year.

- Increased R&D spending by more than $40 million to strengthen leadership position in innovation.

- Continued to make significant investments in Asia-Pac region, including new China Technology Center in Shanghai.

- Deployed $600 million in 2010 on 11 complementary acquisitions; announced acquisition of Dionex for $2.1 billion to create leading chromatography offering.

- Spent $1 billion for the full year to repurchase 20.7 million shares.

Adjusted EPS, adjusted operating income, adjusted operating margin and free cash flow are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

"We had a great year in 2010," said Marc N. Casper, president and chief executive officer of Thermo Fisher Scientific. "We achieved our financial goals by successfully executing our plan and reinforced our leading position through continued innovation and commercial expansion.

"We were especially pleased to achieve record adjusted EPS in 2010 on good top-line results. We also delivered 80 basis points of adjusted margin expansion for the year while significantly increasing our investments in new technologies and emerging global markets to further strengthen our depth of capabilities. In addition, we deployed $1.6 billion of capital on share buybacks and complementary acquisitions."

Casper added, "In 2011, our goal is to build on our strong operating performance and generate solid returns from the investments we are making. This combination puts us in a unique position to create value for our customers, employees and shareholders this year and for the long term."

Fourth Quarter 2010

For the fourth quarter of 2010, adjusted EPS grew 10% to a record $1.00, versus $0.91 in the fourth quarter of 2009. Revenues for the fourth quarter of 2010 decreased 2% to $2.78 billion, compared with $2.84 billion in the fourth quarter of 2009. Acquisitions increased revenues by 2%, and the unfavorable effect of currency translation lowered revenues by 1%. Adjusted operating income for the fourth quarter of 2010 was flat compared with the fourth quarter of 2009, and adjusted operating margin expanded 40 basis points to 18.4%, compared with 18.0% in the fourth quarter of 2009. GAAP diluted EPS for the fourth quarter of 2010 was $0.75, versus $0.65 in the fourth quarter of 2009. GAAP operating income for the fourth quarter of 2010 was $341.3 million, compared with $324.3 million in the fourth quarter of 2009, and GAAP operating margin was 12.3%, compared with 11.4% in the fourth quarter of 2009.

Full Year 2010

For full year 2010, adjusted EPS grew 17% to $3.57, versus $3.05 in 2009. Revenues for 2010 grew 7% to $10.79 billion, compared with $10.11 billion in 2009. Acquisitions contributed 3% to the growth, and currency translation had a negligible effect on revenues. Adjusted operating income for 2010 increased 12% over 2009 results, and adjusted operating margin expanded 80 basis points for the year to 17.8%, compared with 17.0% in 2009. GAAP diluted EPS for 2010 was $2.53, versus $2.01 in 2009. GAAP operating income for 2010 was $1.26 billion, compared with $1.05 billion in 2009, and GAAP operating margin was 11.7%, compared with 10.4% in 2009.

Annual Guidance for 2011

Thermo Fisher is also initiating adjusted EPS and revenue guidance for the full year 2011. The company expects to achieve adjusted EPS in the range of $4.00 to $4.10 for 2011, which would result in 12% to 15% EPS growth over 2010. The company expects to achieve 2011 revenues in the range of $11.33 billion to $11.45 billion, for 5% to 6% revenue growth year over year.

The 2011 guidance does not include the acquisition of Dionex, as the transaction has not yet closed, nor does it include any other future acquisitions or divestitures and is based on current foreign exchange rates. In addition, the adjusted EPS estimate excludes amortization expense for acquisition-related intangible assets and certain other items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

Management uses adjusted operating results to monitor and evaluate performance of the company's business segments.

Analytical Technologies Segment

In the fourth quarter of 2010, Analytical Technologies Segment revenues increased 4% to $1.24 billion, compared with revenues of $1.19 billion in the fourth quarter of 2009. Segment adjusted operating income increased 6% in the fourth quarter of 2010, and adjusted operating margin increased to 22.2%, versus 21.8% in the fourth quarter of 2009.

For the full year 2010, revenues in the Analytical Technologies Segment increased 11% to $4.61 billion, compared with 2009 full year revenues of $4.15 billion. Segment adjusted operating income increased 18% in 2010, and adjusted operating margin increased to 21.3%, versus 2009 results of 20.2%.

Laboratory Products and Services Segment

In the fourth quarter of 2010, Laboratory Products and Services Segment revenues decreased 6% to $1.67 billion, compared with revenues of $1.77 billion in the fourth quarter of 2009. Segment adjusted operating income decreased 5% in the fourth quarter of 2010, and adjusted operating margin increased to 14.2%, versus 14.1% in the fourth quarter of 2009.

For the full year 2010, revenues in the Laboratory Products and Services Segment increased 4% to $6.69 billion, compared with 2009 full year revenues of $6.43 billion. Segment adjusted operating income increased 6% in 2010, and adjusted operating margin increased to 13.9%, versus 2009 results of 13.7%.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We also use a non-GAAP measure, free cash flow, which excludes operating cash flows from discontinued operations and deducts net capital expenditures. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition and significant transaction costs. We exclude these costs because we do not believe they are indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 20 years. Our adjusted EPS estimate for 2011 excludes approximately $0.93 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through the end of 2010. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events (such as the one-time effect on deferred tax balances of enacted changes in tax rates), which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. For example, we exclude gains/losses from items such as the sale of a business or real estate, gains or losses on significant litigation-related matters, gains on curtailments of pension plans, the early retirement of debt and discontinued operations.

We also report free cash flow, which is operating cash flow, net of capital expenditures, and also excludes operating cash flows from discontinued operations to provide a view of the continuing operations' ability to generate cash for use in acquisitions and other investing and financing activities.

Thermo Fisher's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo Fisher's results of operations and cash flows included in this press release are not meant to be considered superior to or a substitute for Thermo Fisher's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo Fisher's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as acquisitions and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Fisher Scientific will hold its earnings conference call today, February 2, at 8:30 a.m. Eastern time. To listen, dial (866) 804-6922 within the U.S. or (857) 350-1668 outside the U.S., and use conference ID 27442368. You may also listen to the call live on our Website, www.thermofisher.com, by clicking on "Investors." You will find this press release, including the accompanying reconciliation of non-GAAP financial measures and related information, in that section of our Website under "Financial Results." An audio archive of the call will be available under "Webcasts and Presentations" through Friday, March 4, 2011.

About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science. Our mission is to enable our customers to make the world healthier, cleaner and safer. With revenues of nearly $11 billion, we have approximately 37,000 employees and serve customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as in environmental and process control industries. We create value for our key stakeholders through two premier brands, Thermo Scientific and Fisher Scientific, which offer a unique combination of continuous technology development and the most convenient purchasing options. Our products and services help accelerate the pace of scientific discovery, and solve analytical challenges ranging from complex research to routine testing to field applications. Visit www.thermofisher.com.

###

Consolidated Statement of Income (a)(b)

(In millions except per share amounts)	December 31, 2010	% of Revenues	December 31, 2009	% of Revenues
		Three Months Ended		
Revenues	$ 2,781.1		$ 2,839.4	
Costs and Operating Expenses:				
Cost of revenues (c)	1,584.7	57.0%	1,667.0	58.7%
Selling, general and administrative expenses (d)	613.2	22.0%	598.6	21.1%
Amortization of acquisition-related intangible assets	139.2	5.0%	156.4	5.5%
Research and development expenses	78.2	2.8%	69.3	2.4%
Restructuring and other costs, net (e)	24.5	0.9%	23.8	0.9%
	2,439.8	87.7%	2,515.1	88.6%
Operating Income	341.3	12.3%	324.3	11.4%
Interest Income	3.8		3.6	
Interest Expense	(19.5)		(29.1)	
Other Expense, Net (f)	(7.5)		(17.9)	
Income Before Income Taxes	318.1		280.9	
Provision for Income Taxes (g)	(20.6)		(6.6)	
Income from Continuing Operations	297.5		274.3	
Loss on Disposal of Discontinued Operations	-		(1.0)	
Net Income	$ 297.5	10.7%	$ 273.3	9.6%
Earnings per Share from Continuing Operations:				
Basic	$ .76		$ .67	
Diluted	$ .75		$ .65	
Earnings per Share:				
Basic	$ .76		$ .67	
Diluted	$ .75		$ .65	
Weighted Average Shares:				
Basic	393.5		408.7	
Diluted	398.8		422.2	
Reconciliation of Adjusted Operating Income and Adjusted Operating Margin				
GAAP Operating Income (a)	$ 341.3	12.3%	$ 324.3	11.4%
Cost of Revenues Charges (c)	4.7	0.2%	4.8	0.2%
Selling, General and Administrative Costs, Net (d)	1.6	0.0%	0.5	0.0%
Restructuring and Other Costs, Net (e)	24.5	0.9%	23.8	0.9%
Amortization of Acquisition-related Intangible Assets	139.2	5.0%	156.4	5.5%
Adjusted Operating Income (b)	$ 511.3	18.4%	$ 509.8	18.0%
Reconciliation of Adjusted Net Income				
GAAP Net Income (a)	$ 297.5	10.7%	$ 273.3	9.6%
Cost of Revenues Charges (c)	4.7	0.2%	4.8	0.2%
Selling, General and Administrative Costs, Net (d)	1.6	0.0%	0.5	0.0%
Restructuring and Other Costs, Net (e)	24.5	0.9%	23.8	0.9%
Amortization of Acquisition-related Intangible Assets	139.2	5.0%	156.4	5.5%
Amortization of Acquisition-related Intangible Assets – Equity Investments	0.7	0.0%	0.7	0.0%
Other Expense, Net (f)	7.7	0.3%	15.1	0.5%
Provision for Income Taxes (g)	(76.5)	-2.7%	(90.0)	-3.2%
Discontinued Operations, Net of Tax	-	0.0%	1.0	0.1%
Adjusted Net Income (b)	$ 399.4	14.4%	$ 385.6	13.6%
Reconciliation of Adjusted Earnings per Share				
GAAP EPS (a)	$ 0.75		$ 0.65	
Cost of Revenues Charges, Net of Tax (c)	0.01		0.01	
Selling, General and Administrative Costs, Net of Tax (d)	-		-	
Restructuring and Other Costs, Net of Tax (e)	0.04		0.03	
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.21		0.21	
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments	-		-	
Other Expense, Net of Tax (f)	0.01		0.02	
Provision for Income Taxes (g)	(0.02)		(0.01)	
Discontinued Operations, Net of Tax	-		-	
Adjusted EPS (b)	$ 1.00		$ 0.91	
Reconciliation of Free Cash Flow				
GAAP Net Cash Provided by Operating Activities (a)	$ 438.2		$ 538.6	
Net Cash Used in Discontinued Operations	0.3		0.2	
Purchases of Property, Plant and Equipment	(91.9)		(81.7)	
Proceeds from Sale of Property, Plant and Equipment	6.0		3.8	
Free Cash Flow	$ 352.6		$ 460.9	

Segment Data

(In millions except percentage amounts)		Three Months Ended			
		December 31, 2010	% of Revenues	December 31, 2009	% of Revenues
Revenues					
Analytical Technologies		$ 1,240.4	44.6%	$ 1,193.2	42.0%
Laboratory Products and Services		1,666.5	59.9%	1,773.0	62.4%
Eliminations		(125.8)	-4.5%	(126.8)	-4.4%
Consolidated Revenues		$ 2,781.1	100.0%	$ 2,839.4	100.0%
Operating Income and Operating Margin					
Analytical Technologies		$ 274.9	22.2%	$ 259.7	21.8%
Laboratory Products and Services		236.4	14.2%	250.1	14.1%
Subtotal Reportable Segments		511.3	18.4%	509.8	18.0%
Cost of Revenues Charges (c)		(4.7)	-0.2%	(4.8)	-0.2%
Selling, General and Administrative Costs (Income), Net (d)		(1.6)	0.0%	(0.5)	0.0%
Restructuring and Other Costs, Net (e)		(24.5)	-0.9%	(23.8)	-0.9%
Amortization of Acquisition-related Intangible Assets		(139.2)	-5.0%	(156.4)	-5.5%
GAAP Operating Income (a)		$ 341.3	12.3%	$ 324.3	11.4%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (c) for details); certain credits/charges to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items (see note (g) for details); and results of discontinued operations.

(c) Reported results in 2010 include $4.0 of charges for the sale of inventories revalued at the date of acquisition and $0.7 of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations. Reported results in 2009 include $3.3 of charges for the sale of inventories revalued at the date of acquisition and $1.5 of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(d) Reported results in 2010 include $7.3 of transaction costs related to the acquisition of Dionex and $5.2 of revisions of estimated contingent consideration, principally related to the acquisition of Ahura, offset in part by a $10.9 gain on settlement with product liability insurers. Reported results in 2009 include transaction costs related to the acquisition of B.R.A.H.M.S.

(e) Reported results in 2010 and 2009 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations, and, in 2010, $17.0 of impairment of intangible assets associated with several small business units.

(f) Reported results in 2010 include costs to obtain a short-term financing commitment related to the acquisition of Dionex. Reported results in 2009 include a loss on early extinguishment of debt.

(g) Reported provision for income taxes includes i) $67.1 and $84.4 of incremental tax benefit in 2010 and 2009, respectively, for the pre-tax reconciling items between GAAP and adjusted net income; in 2010, $0.7, net, of incremental tax benefit from resolution of tax audits and $8.7 of incremental tax benefit from adjusting the company's deferred tax balances as a result of changes in state tax rates and, in 2009, $5.6 of incremental tax benefit from reversal of a tax reserve established at acquisition and from adjusting the company's deferred tax balances as a result of newly enacted tax rates.

Notes:

Consolidated depreciation expense in 2010 and 2009 is $51.4 and $50.8, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $20.5 and $11.7 in 2010 and 2009, respectively.

Consolidated Statement of Income (a)(b)

(In millions except per share amounts)	Year Ended December 31, 2010	% of Revenues	December 31, 2009	% of Revenues
Revenues	$ 10,788.7		$ 10,109.7	
Costs and Operating Expenses:				
Cost of revenues (c)	6,215.1	57.6%	5,960.3	59.0%
Selling, general and administrative expenses (d)	2,389.4	22.1%	2,196.6	21.7%
Amortization of acquisition-related intangible assets	571.7	5.3%	597.0	5.9%
Research and development expenses	287.2	2.7%	246.1	2.4%
Restructuring and other costs, net (e)	60.4	0.6%	60.8	0.6%
	9,523.8	88.3%	9,060.8	89.6%
Operating Income	1,264.9	11.7%	1,048.9	10.4%
Interest Income	12.5		16.1	
Interest Expense	(84.7)		(118.1)	
Other Expense, Net (f)	(28.1)		(19.8)	
Income from Continuing Operations Before Income Taxes	1,164.6		927.1	
Provision for Income Taxes (g)	(131.5)		(75.8)	
Income from Continuing Operations	1,033.1		851.3	
Gain (loss) on Disposal of Discontinued Operations	2.5		(1.0)	
Net Income	$ 1,035.6	9.6%	$ 850.3	8.4%
Earnings per Share from Continuing Operations				
Basic	$ 2.56		$ 2.06	
Diluted	$ 2.52		$ 2.01	
Earnings per Share:				
Basic	$ 2.57		$ 2.06	
Diluted	$ 2.53		$ 2.01	
Weighted Average Shares:				
Basic	403.3		412.4	
Diluted	409.4		422.8	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin				
GAAP Operating Income (a)	$ 1,264.9	11.7%	$ 1,048.9	10.4%
Cost of Revenues Charges (c)	16.0	0.2%	6.7	0.1%
Selling, General and Administrative Costs, Net (d)	3.0	0.0%	1.5	0.0%
Restructuring and Other Costs, Net (e)	60.4	0.6%	60.8	0.6%
Amortization of Acquisition-related Intangible Assets	571.7	5.3%	597.0	5.9%
Adjusted Operating Income (b)	$ 1,916.0	17.8%	$ 1,714.9	17.0%

Reconciliation of Adjusted Net Income				
GAAP Net Income (a)	$ 1,035.6	9.6%	$ 850.3	8.4%
Cost of Revenues Charges (c)	16.0	0.2%	6.7	0.1%
Selling, General and Administrative Costs, Net (d)	3.0	0.0%	1.5	0.0%
Restructuring and Other Costs, Net (e)	60.4	0.6%	60.8	0.6%
Amortization of Acquisition-related Intangible Assets	571.7	5.3%	597.0	5.9%
Restructuring and Other Costs, Net – Equity Investments	1.0	0.0%	-	0.0%
Amortization of Acquisition-related Intangible Assets – Equity Investments	2.8	0.0%	2.8	0.0%
Other Expense, Net (f)	24.5	0.2%	17.6	0.2%
Provision for Income Taxes (g)	(250.3)	-2.3%	(247.0)	-2.4%
Discontinued Operations, Net of Tax	(2.5)	0.0%	1.0	0.0%
Adjusted Net Income (b)	$ 1,462.2	13.6%	$ 1,290.7	12.8%

Reconciliation of Adjusted Earnings per Share				
GAAP EPS (a)	$ 2.53		$ 2.01	
Cost of Revenues Charges, Net of Tax (c)	0.03		0.01	
Selling, General and Administrative Costs, Net of Tax (d)	0.01		-	
Restructuring and Other Costs, Net of Tax (e)	0.10		0.10	
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.91		0.91	
Restructuring and Other Costs, Net of Tax – Equity Investments	-		-	
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments	-		-	
Other Expense, Net of Tax (f)	0.04		0.03	
Provision for Income Taxes (g)	(0.04)		(0.01)	
Discontinued Operations, Net of Tax	(0.01)		-	
Adjusted EPS (b)	$ 3.57		$ 3.05	

Reconciliation of Free Cash Flow				
GAAP Net Cash Provided by Operating Activities (a)	$ 1,497.8		$ 1,659.2	
Net Cash Used in Discontinued Operations	0.7		1.1	
Purchases of Property, Plant and Equipment	(265.5)		(207.5)	
Proceeds from Sale of Property, Plant and Equipment	10.2		13.4	
Free Cash Flow	$ 1,243.2		$ 1,466.2	

Segment Data

(In millions except percentage amounts)	Year Ended December 31, 2010	% of Revenues	December 31, 2009	% of Revenues
Revenues				
Analytical Technologies	$ 4,611.8	42.7%	$ 4,153.9	41.1%
Laboratory Products and Services	6,693.0	62.0%	6,426.6	63.6%
Eliminations	(516.1)	-4.7%	(470.8)	-4.7%
Consolidated Revenues	$ 10,788.7	100.0%	$ 10,109.7	100.0%
Operating Income and Operating Margin				
Analytical Technologies	$ 984.2	21.3%	$ 837.3	20.2%
Laboratory Products and Services	931.8	13.9%	877.6	13.7%
Subtotal Reportable Segments	1,916.0	17.8%	1,714.9	17.0%
Cost of Revenues Charges (c)	(16.0)	-0.2%	(6.7)	-0.1%
Selling, General and Administrative Costs, Net (d)	(3.0)	0.0%	(1.5)	0.0%
Restructuring and Other Costs, Net (e)	(60.4)	-0.6%	(60.8)	-0.6%
Amortization of Acquisition-related Intangible Assets	(571.7)	-5.3%	(597.0)	-5.9%
GAAP Operating Income (a)	$ 1,264.9	11.7%	$ 1,048.9	10.4%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (c) for details); certain credits/charges to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items (see note (g) for details); and results of discontinued operations.

(c) Reported results in 2010 include $11.4 of charges for the sale of inventories revalued at the date of acquisition and $4.6 of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations. Reported results in 2009 include $3.7 of charges for the sale of inventories revalued at the date of acquisition and $3.0 of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(d) Reported results in 2010 include $8.7 of transaction costs, net, primarily related to the acquisition of Dionex and $5.2 of revisions of estimated contingent consideration, principally related to the acquisition of Ahura, offset in part by a $10.9 gain on settlement with product liability insurers. Reported results in 2009 include transaction costs related to the acquisitions of Biolab and B.R.A.H.M.S. offset in part by a $1.9 gain primarily from settlement of certain product liability-related matters.

(e) Reported results in 2010 and 2009 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations; in 2010, a $6.0 loss on a patent infringement claim that arose at a business unit prior to its acquisition by the company and $17.0 of impairment of intangible assets associated with several small business units; and, in 2009, a $7.4 gain primarily on settlement of a pre-acquisition litigation-related matter.

(f) Reported results in 2010 include $16.8 of losses on early extinguishment of debt and $7.7 of costs to obtain a short-term financing commitment related to the acquisition of Dionex. Reported results in 2009 include a $15.1 loss on early extinguishment of debt; $3.1 of impairment losses on an available-for-sale investment resulting from other-than-temporary declines in the fair market value, net of gains on sale of investments for which impairment losses were recorded in prior periods and a gain on a joint venture investment recognized upon acquisition of the remaining interest in the entity.

(g) Reported provision for income taxes includes i) $232.9 and $241.5 of incremental tax benefit in 2010 and 2009, respectively, for the pre-tax reconciling items between GAAP and adjusted net income; in 2010, $6.4, net, of incremental tax benefit from resolution of tax audits and $11.0 of incremental tax benefit from adjusting the company's deferred tax balances as a result of changes in state tax rates and, in 2009, $5.5 of incremental tax benefit from reversal of a tax reserve established at acquisition and from adjusting the company's deferred tax balances as a result of newly enacted tax rates.

Notes:

Consolidated depreciation expense in 2010 and 2009 is $198.3 and $190.3, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $83.1 and $68.1 in 2010 and 2009, respectively.

Condensed Consolidated Balance Sheet

(In millions)		December 31, 2010		December 31, 2009
Assets				
Current Assets:				
Cash and cash equivalents	$	917.1	$	1,564.1
Short-term investments		8.9		7.1
Accounts receivable, net		1,516.8		1,409.6
Inventories		1,175.1		1,131.4
Other current assets		518.7		418.7
Total current assets		4,136.6		4,530.9
Property, Plant and Equipment, Net		1,408.6		1,333.4
Acquisition-related Intangible Assets		6,041.1		6,337.0
Other Assets		529.9		440.8
Goodwill		9,270.6		8,982.9
Total Assets	$	21,386.8	$	21,625.0
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations	$	105.8	$	117.5
Other current liabilities		1,636.6		1,521.8
Total current liabilities		1,742.4		1,639.3
Other Long-term Liabilities		2,252.1		2,488.9
Long-term Obligations		2,031.3		2,064.0
Incremental Convertible Debt Obligation		-		1.9
Total Shareholders' Equity		15,361.0		15,430.9
Total Liabilities and Shareholders' Equity	$	21,386.8	$	21,625.0

Condensed Consolidated Statement of Cash Flows

(In millions)	Year Ended	
	December 31, 2010	December 31, 2009
Operating Activities		
Net income	$ 1,035.6	$ 850.3
(Gain) loss on disposal of discontinued operations	(2.5)	1.0
Income from continuing operations	1,033.1	851.3
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:		
Depreciation and amortization	770.0	787.3
Change in deferred income taxes	(276.4)	(248.6)
Other non-cash expenses, net	154.7	155.5
Changes in assets and liabilities, excluding the effects of acquisitions and dispositions	(182.9)	114.8
Net cash provided by continuing operations	1,498.5	1,660.3
Net cash used in discontinued operations	(0.7)	(1.1)
Net cash provided by operating activities	1,497.8	1,659.2
Investing Activities		
Acquisitions, net of cash acquired	(606.2)	(637.3)
Purchases of property, plant and equipment	(265.5)	(207.5)
Proceeds from sale of property, plant and equipment	10.2	13.4
Other investing activities, net	(1.5)	1.9
Net cash used in continuing operations	(863.0)	(829.5)
Net cash provided by discontinued operations	4.1	-
Net cash used in investing activities	(858.9)	(829.5)
Financing Activities		
Net proceeds from issuance of long-term debt	741.4	748.2
Settlement of convertible debt	(600.8)	(615.5)
Redemption and repayment of long-term obligations	(505.4)	(311.5)
Purchases of company common stock	(1,012.5)	(414.6)
Net proceeds from issuance of company common stock	77.3	54.4
Tax benefits from stock-based compensation awards	12.8	2.6
Decrease in short-term notes payable	(7.9)	(21.1)
Net cash used in financing activities	(1,295.1)	(557.5)
Exchange Rate Effect on Cash of Continuing Operations	9.2	11.4
Increase (Decrease) in Cash and Cash Equivalents	(647.0)	283.6
Cash and Cash Equivalents at Beginning of Period	1,564.1	1,280.5
Cash and Cash Equivalents at End of Period	$ 917.1	$ 1,564.1
Free Cash Flow (a)	$ 1,243.2	$ 1,466.2

(a) Free cash flow is net cash provided by operating activities of continuing operations less net purchases of property, plant and equipment.